UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 12, 2010

Commission File Number 001-34153

GLOBAL SHIP LEASE, INC.

(Exact name of Registrant as specified in its Charter)

c/o Portland House,

Stag Place,

London SW1E 5RS,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information Contained in this Form 6-K Report

Attached hereto as Exhibit I is a press release dated August 12, 2010 of Global Ship Lease, Inc. (the “Company”) reporting the Company’s financial results for the Second Quarter 2010. Attached hereto as Exhibit II are the Company’s interim unaudited consolidated financial statements for the three and six month periods ended June 30, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

Date: August 12, 2010	By:	/S/ IAN J. WEBBER
Ian J. Webber
Chief Executive Officer

EXHIBIT I

Investor and Media Contacts:

The IGB Group

Michael Cimini

212-477-8261

Global Ship Lease Reports Results for the Second Quarter of 2010

LONDON, ENGLAND—August 12, 2010 - Global Ship Lease, Inc. (NYSE:GSL, GSL.U and GSL.WS), a containership charter owner, announced today its unaudited results for the three months ended June 30, 2010.

Second Quarter and Year To Date Highlights

•

Generated $16.4 million of cash in the second quarter of 2010, up 11% on $14.8 million on cash generated in second quarter 2009 due mainly to the purchase of one additional vessel in August 2009. Cash generated in the six months ended June 30, 2010 was $33.3 million up 11% on $30.1 million for the six months ended June 30, 2009

•

Reported revenue of $39.6 million for the second quarter of 2010, up 9% on $36.2 million for the second quarter 2009 due mainly to the additional vessel. Revenue for the six months ended June 30, 2010 was $78.8 million up 11% on $71.2 million for the six months ended June 30, 2009

•

Reported normalized net earnings of $7.5 million, or $0.14 per A and B Common Share, for the second quarter of 2010, excluding a $12.5 million non-cash interest rate derivative mark-to-market loss. Normalized net earnings for second quarter 2009 were $6.1 million, or $0.11 per A and B Common Share, excluding $16.7 million non-cash mark-to-market gain. Normalized net earnings for the six months ended June 30, 2010 was $15.7 million, or $0.29 per A and B Common Share, compared to $13.0 million for the six months ended June 30, 2009, or $0.24 per A and B Common Share

•

Including the non-cash mark-to-market items, reported net loss was $5.0 million, or $0.09 loss per share, for the second quarter of 2010 compared to net income of $22.8 million, or $0.42 income per share, for the second quarter 2009. Reported net loss for the six months ended June 30, 2010 was $1.7 million, or $0.03 loss per share, compared to net income of $33.9 million for the six months ended June 30, 2009, or $0.63 income per share

Ian Webber, Chief Executive Officer of Global Ship Lease, stated, “During the second quarter, we generated record revenue as our 17 vessel fleet was employed on long-term fixed rate contracts with no off-hire days, achieving 100% utilization. While the recovery is still in its early stages, container shipping fundamentals continued to strengthen during the quarter as a result of both strong demand and reduced surplus capacity. Specifically, spot charter rates and containership values have continued to improve since the first quarter.”

Mr. Webber continued, “During the second quarter, we also strengthened our financial position. Since amending our credit facility approximately one year ago, we have paid down $46 million in debt.”

SELECTED FINANCIAL DATA – UNAUDITED

(thousands of U.S. dollars except per share data)

	Three months ended Jun 30, 2010	Three months ended Jun 30, 2009	Six months ended Jun 30, 2010	Six months ended Jun 30, 2009

Revenue	39,611	36,193	78,762	71,201
Operating Income	17,438	14,304	35,843	27,723
Net (Loss) Income	(4,954)	22,762	(1,672)	33,918
(Loss) Earnings per A and B share	(0.09)	0.42	(0.03)	0.63
Normalised net earnings (1)	7,500	6,110	15,661	12,957
Normalised earnings per A and B share (1)	0.14	0.11	0.29	0.24
Adjusted Cash From Operations (1)	16,399	14,840	33,259	30,145

(1)	Normalized net earnings, normalized earnings per share, and adjusted cash from operations are non-US Generally Accepted Accounting Principles (US GAAP) measures, as explained further in this press release, and reconciliations are provided to the interim unaudited financial information.

Revenue and Utilization

The 17-vessel fleet generated revenue from fixed rate long-term time charters of $39.6 million in the three months ended June 30, 2010, up 9% on revenue of $36.2 million for the comparative period in 2009 when one fewer vessel was deployed. During the three months ended June 30, 2010, there were 1,547 ownership days, up 91 or 6% on 1,456 ownership days in the comparable period in 2009. There were no dry-dockings in the three months ended June 30, 2010 and no off-hire days, giving a utilization of 100%. In the comparable period of 2009, there were four unplanned off-hire days, representing utilization of 99.7%.

For the six months ended June 30, 2010 revenue was $78.8 million, an increase of 11% on $71.2 million in the comparative period. With one additional vessel, ownership days at 3,077 were up 181 or 6% on 2,896 in the comparative period. Further, offhire days in the first half of 2010 were two, compared to 38 in the first half 2009.

Vessel Operating Expenses

Vessel operating expenses, which include costs of crew, lubricating oil, spares and insurance, were $10.2 million for the three months ended June 30, 2010. The average cost per ownership day was $6,565 in the second quarter 2010 compared to $6,269 for the first quarter, up $296 or 5% due mainly to catch up spend on maintenance. The second quarter 2010 average daily cost was down 9% from the average daily cost of $7,217 for the comparative period in 2009. The reduction on the prior year is due to lower crew costs from slightly reduced manning and lower lubricating oil consumption from slow steaming and following installation of alpha lubricating equipment on a number of vessels.

For the six months ended June 30, 2010 vessel operating expenses were $19.8 million or an average cost per vessel per day of $6,418 compared to a total of $21.2 million or an average of $7,331.

Vessel operating expenses are at less than the capped amounts included in Global Ship Lease’s ship management agreements.

Depreciation

Depreciation was $10.0 million for the three months ended June 30, 2010, including the effect of the purchase of one additional vessel in August 2009, compared to $9.0 million for the comparative period in 2009.

Depreciation was $19.9 million for the six months ended June 30, 2010 compared to $17.8 million for the comparative period in 2009.

General and Administrative

Costs General and administrative costs incurred were $2.1 million in the three months ended June 30, 2010, including $0.3 million non-cash charge for stock based incentives, compared to $2.4 million for the comparable period in 2009, including $0.9 million non-cash charge for stock based incentives.

In the six months ended June 30, 2010 general and administrative costs were $3.9 million, including $0.6 million non-cash charge for stock based incentives, compared to $4.6 million for the comparable period in 2009, including $1.6 million non-cash charge for stock based incentives.

Interest Expense

Interest expense, excluding the effect of interest rate derivatives which do not qualify for hedge accounting, for the three months ended June 30, 2010 was $6.0 million. The Company’s borrowings under its credit facility averaged $584.1 million during second quarter and were $553.1 million at June 30, 2010 after repayment in June 2010 of $31.0 million. There were $48.0 million preferred shares throughout the period. Interest expense in the comparative period in 2009 was $5.6 million based on average borrowings, including the preferred shares, of $590.1 million in the quarter.

For the six months ended June 30, 2010, interest expense, excluding the effect of interest rate derivatives which do not qualify for hedge accounting, was $11.9 million. The Company’s borrowings under its credit facility averaged $585.2 million during first half 2010. There were $48.0 million preferred shares throughout the period. Interest expense in first half 2009 was $10.2 million based on average borrowings, including the preferred shares, of $590.1 million in the period.

Interest income for the three months ended June 30, 2010 was $60,000 and was $163,000 in the comparative 2009 period. For the six months ended June 30, 2010, interest income was $95,000 and was $305,000 in the comparative 2009 period.

Change in Fair Value of Financial Instruments

The Company hedges the majority of its interest rate exposure by entering into derivatives that swap floating rate debt for fixed rate debt to provide long-term stability and predictability to cash flows. As these hedges do not qualify for hedge accounting under US GAAP, the outstanding hedges are marked to market at each period end with any change in the fair value being booked to the income and expenditure account. The Company’s derivative hedging instruments gave a $16.4 million loss in the three months ended June 30, 2010, reflecting primarily movements in the forward curve for interest rates. Of this amount, $3.9 million was a realized loss for settlements of swaps in the period and $12.5 million was an unrealized loss for revaluation of the balance sheet position. This compares to a $13.9 million gain in the three months ended June 30, 2009 of which $2.8 million was a realized loss and $16.7 million was an unrealized gain.

For the six months ended June 30, 2010 the total loss from derivative hedging instruments was $25.7 million of which $8.3 million was realized and $17.3 million unrealized compared to a total gain in the six months ended June 30, 2009 of $16.1 million of which $4.8 million was a realized loss and $21.0 million was an unrealized gain.

At June 30, 2010, the total mark-to-market unrealized loss recognized as a liability was $46.4 million.

Unrealized mark-to-market adjustments have no impact on operating performance or cash generation in the period reported.

Net Earnings

Normalized net earnings was $7.5 million, or $0.14 per Class A and B common share, for the three months ended June 30, 2010 excluding the $12.5 million non-cash interest rate derivative mark-to-market loss. Including the mark-to-market loss, the reported net loss was $5.0 million or $0.09 loss per Class A and B common share. For the three months ended June 30, 2009 normalized net earnings were $6.1 million, or $0.11 per Class A and B common share, excluding the $16.7 million non-cash interest rate derivative mark-to-market gain. Including the mark-to-market gain, reported net earnings were $22.8 million or $0.42 income per Class A and B common share.

Normalized net earnings was $15.7 million, or $0.29 per Class A and B common share, for the six months ended June 30, 2010 excluding the $17.3 million non-cash interest rate derivative mark-to-market loss. Including the mark-to-market loss, the reported net loss was $1.7 million or $0.03 loss per Class A and B common share. For the six months ended June 30, 2009 normalized net earnings were $13.0 million, or $0.24 per Class A and B common share, excluding the $21.0 million non-cash interest rate derivative mark-to-market gain. Including the mark-to-market gain, reported net earnings were $33.9 million or $0.63 income per Class A and B common share.

Normalized net earnings and normalized earnings per share are non-US GAAP measures and are reconciled to the financial information included in this press release. We believe that they are useful measures with which to assess the Company’s financial performance as they adjust for non-cash items that do not affect the Company’s ability to generate cash.

Credit Facility

On August 20, 2009, the Company entered into an amendment to its credit facility, whereby the loan-to-value covenant has been waived up to and including November 30, 2010 with the next loan-to-value test scheduled for April 30, 2011. Further, Global Ship Lease was able to borrow sufficient funds under the credit facility to allow the purchase of the CMA CGM Berlioz in August 2009. Amounts borrowed under the amended credit facility bear interest at LIBOR plus a fixed interest margin of 3.50% up to November 30, 2010. Thereafter, the margin will be between 2.50% and 3.50% depending on the loan-to-value ratio.

In connection with the amended credit facility, all undrawn commitments of approximately $200 million were cancelled and Global Ship Lease may not pay dividends to common shareholders, instead using its cash flow to prepay borrowings under the credit facility. Global Ship Lease will be able to resume dividends after November 30, 2010 and once the loan-to-value is at or below 75%, when the prepayment of borrowings becomes fixed at $10 million per quarter. As part of the amendment, CMA CGM has agreed to defer redemption of the $48 million preferred shares it holds until after the final maturity of the credit facility in August 2016 and retain its current holding of approximately 24.4 million common shares at least until November 30, 2010.

In the six months ended June 30, 2010 a total of $35.1 million has been prepaid leaving a balance outstanding of $553.1 million. The Company estimates that a further $60.3 million will be prepaid in the year ending June 30, 2011.

Dividend

Global Ship Lease has agreed with its lenders that it will not declare or pay any dividend to common shareholders until the later of November 30, 2010 and when loan-to-value is at or below 75%. The board of directors will review the dividend policy when appropriate.

Adjusted Cash From Operations

Adjusted cash from operations was $16.4 million for the three months ended June 30, 2010 compared to $14.8 million for the three months ended June 30, 2009.

Adjusted cash from operations was $33.3 million for the six months ended June 30, 2010 compared to $30.1 million for the six months ended June 30, 2009.

Adjusted cash from operations is a non-US GAAP measure and is reconciled to the financial information further in this press release. The Company believes that it is a useful measure with which to assess the Company’s operating performance as it adjusts for the effects of non-cash items.

Fleet Utilization

The table below shows fleet utilization for the three and six months ended June 30, 2010 and 2009 and for year ended December 31, 2009. Unplanned offhire in the six months ended June 30, 2009 includes 18 days for drydock and associated repairs following a grounding and a seven day deviation to land a sick crew member.

	Three months ended			Six months ended			Year ended Dec 31, 2009
Days	Jun 30, 2010	Jun 30, 2009	Increase	Jun 30, 2010	Jun 30, 2009	Increase

Ownership days	1,547	1,456	6%	3,077	2,896	6%	5,968
Planned offhire - scheduled drydock	—	—		—	—		(32)
Unplanned offhire	—	(4)		(2)	(38)		(42)

Operating days	1,547	1,452	7%	3,075	2,858	8%	5,894

Utilization	100.0%	99.7%		99.9%	98.7%		98.8%

Fleet

The following table provides information about the on-the-water fleet of 17 vessels chartered to CMA CGM.

Vessel Name	Capacity in TEUs (1)	Year Built	Purchase Date by GSL	Charter Remaining Duration (years)	Daily Charter Rate ($)
Ville d’Orion	4,113	1997	December 2007	2.50	$28,500
Ville d’Aquarius	4,113	1996	December 2007	2.50	$28,500
CMA CGM Matisse	2,262	1999	December 2007	6.50	$18,465
CMA CGM Utrillo	2,262	1999	December 2007	6.50	$18,465
Delmas Keta	2,207	2003	December 2007	7.50	$18,465
Julie Delmas	2,207	2002	December 2007	7.50	$18,465
Kumasi	2,207	2002	December 2007	7.50	$18,465
Marie Delmas	2,207	2002	December 2007	7.50	$18,465
CMA CGM La Tour	2,272	2001	December 2007	6.50	$18,465
CMA CGM Manet	2,272	2001	December 2007	6.50	$18,465
CMA CGM Alcazar	5,100	2007	January 2008	10.50	$33,750
CMA CGM Château d’If	5,100	2007	January 2008	10.50	$33,750
CMA CGM Thalassa	10,960	2008	December 2008	15.50	$47,200
CMA CGM Jamaica	4,298	2006	December 2008	12.50	$25,350
CMA CGM Sambhar	4,045	2006	December 2008	12.50	$25,350
CMA CGM America	4,045	2006	December 2008	12.50	$25,350
CMA CGM Berlioz	6,627	2001	August 2009	11.25	$34,000

(1)	Twenty-foot Equivalent Units.

The following table provides information about the contracted fleet.

Vessel Name	Capacity in TEUs (1)	Year Built	Estimated Delivery Date	Charterer	Charter Duration (years)	Daily Charter Rate ($)
Hull 789 (2)	4,250	2010	December 2010	ZIM	7-8 (3)	$28,000
Hull 790 (2)	4,250	2010	December 2010	ZIM	7-8 (3)	$28,000

(1)	Twenty-foot Equivalent Units.
(2)	Contracted to be purchased from German interests.
(3)	Seven-year charter that could be extended to eight years at charterer’s option.

Conference Call and Webcast

Global Ship Lease will hold a conference call to discuss the Company’s results for the three months ended June 30, 2010 today, Thursday, August 12, 2010 at 10:30 a.m. Eastern Time. There are two ways to access the conference call:

(1) Dial-in: (888) 935-4577 or (212) 444-0413; Passcode: 8030416

Please dial in at least 10 minutes prior to 10:30 a.m. Eastern Time to ensure a prompt start to the call.

(2) Live Internet webcast and slide presentation: http://www.globalshiplease.com

If you are unable to participate at this time, a replay of the call will be available through Thursday, August 26, 2010 at (866) 932-5017 or (347) 366-9565. Enter the code 8030416 to access the audio replay. The webcast will also be archived on the Company’s website: http://www.globalshiplease.com.

About Global Ship Lease

Global Ship Lease is a containership charter owner. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under long-term, fixed rate charters to world class container liner companies.

Global Ship Lease owns 17 vessels with a total capacity of 66,297 TEU with a weighted average age at June 30, 2010 of 6.3 years. All of the current vessels are fixed on long-term charters to CMA CGM with an average remaining term of 8.6 years. The Company has contracts in place to purchase two 4,250 TEU newbuildings from German interests for approximately $77 million each that are scheduled to be delivered in the fourth quarter of 2010. The Company also has agreements to charter out these newbuildings to Zim Integrated Shipping Services Limited for seven or eight years at charterer’s option.

Reconciliation of Non-U.S. GAAP Financial Measures

A. Adjusted Cash From Operations

Adjusted cash from operations is a non-US GAAP measure and is reconciled to the financial information below. It represents net cash provided by operating activities adjusted for certain non-cash items such as deferred taxation. Movements in working capital – changes in receivables and payables – are also adjusted as these are essentially timing differences. We also deduct cash paid to settle derivatives and an allowance for the cost of future drydockings, which due to their substantial and periodic nature could otherwise distort quarterly adjusted cashflow. Adjusted cash from operations is a non-US GAAP quantitative measure used to assist in the assessment of the Company’s ability to generate cash. Adjusted cash from operations is not defined in accounting principles generally accepted in the United States and should not be considered to be an alternate to net earnings or any other financial metric required by such accounting principles. We believe that adjusted cash from operations is a useful measure with which to assess the Company’s operating performance as it adjusts for the effects of non-cash items and includes the effect of certain cash items.

ADJUSTED CASH FROM OPERATIONS - UNAUDITED

(thousands of U.S. dollars)

	Three months ended Jun 30, 2010	Three months ended Jun 30, 2009	Six months ended Jun 30, 2010	Six months ended Jun 30, 2009

Cash provided by operating activities	25,687	18,285	45,028	35,583

Adjust: Deferred taxation	(80)	(203)	(159)	(410)
Movement in receivables	(655)	506	(460)	123
Movement in payables	(3,643)	(67)	(870)	1,464
Settlement of derivatives	(3,935)	(2,781)	(8,330)	(4,815)
Allowance for future dry-docks	(975)	(900)	(1,950)	(1,800)

Adjusted cash from operations	16,399	14,840	33,259	30,145

B. Normalized net earnings

Normalized net earnings is a non-US GAAP measure and is reconciled to the financial information below. It represents net earnings adjusted for the change in fair value of derivatives and the accelerated write off of a portion of deferred financing costs. Normalized net earnings is a non-GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported net earnings for non-operating items such as change in fair value of derivatives to eliminate the effect of non cash non-operating items that do not affect operating performance or cash generated. Normalized net earnings is not defined in accounting principles generally accepted in the United States and should not be considered to be an alternate to net earnings or any other financial metric required by such accounting principles. Normalized net earnings per share is calculated based on normalized net earnings and the weighted average number of shares in the relevant period.

NORMALIZED NET EARNINGS - UNAUDITED

(thousands of U.S. dollars except share and per share data)

	Three months ended Jun 30, 2010	Three months ended Jun 30, 2009	Six months ended Jun 30, 2010	Six months ended Jun 30, 2009

Net (loss) income	(4,954)	22,762	(1,672)	33,918

Adjust: Change in value of derivatives	12,454	(16,652)	17,333	(20,961)

Normalized net earnings	7,500	6,110	15,661	12,957

Weighted average number of Class A and B common shares outstanding (1)
Basic	54,236,423	53,786,150	54,236,423	53,786,150
Diluted	54,236,423	53,786,150	54,236,423	53,922,780

Net (loss) income per share on reported earnings
Basic	(0.09)	0.42	(0.03)	0.63
Diluted	(0.09)	0.42	(0.03)	0.63

Normalized net income per share
Basic	0.14	0.11	0.29	0.24
Diluted	0.14	0.11	0.29	0.24

(1)	The weighted average number of shares (basic and diluted) for the three and six months ended June 30, 2010 and the three months ended June 30, 2009 excludes the effect of outstanding warrants and stock based incentives as these were antidilutive. For the six months ended June 30, 2009 the diluted weighted average number of shares includes the incremental effect of outstanding stock based incentive awards but excludes the effect of outstanding warrants as these were antidilutive.

Safe Harbor Statement

This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease’s current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking.

These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.

The risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	expectations regarding the future growth of the container shipping industry, including the rates of annual demand and supply growth;

•	the financial condition of CMA CGM, our charterer and sole source of operating revenue, and its ability to pay charterhire in accordance with the charters;

•

Global Ship Lease’s financial condition and liquidity, including its ability to obtain additional waivers which might be necessary under the existing credit facility or obtain additional financing to fund capital expenditures, contracted and yet to be contracted vessel acquisitions including the two newbuildings to be purchased from German interests in the fourth quarter of 2010, and other general corporate purposes;

•	Global Ship Lease’s ability to meet its financial covenants and repay its credit facility;

•

Global Ship Lease’s expectations relating to dividend payments and forecasts of its ability to make such payments including the availability of cash and the impact of constraints under its credit facility;

•	future acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking and survey requirements and insurance costs;

•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

•	assumptions regarding interest rates and inflation;

•	changes in the rate of growth of global and various regional economies;

•	risks incidental to vessel operation, including piracy, discharge of pollutants and vessel accidents and damage including total or constructive total loss;

•	estimated future capital expenditures needed to preserve its capital base;

•	Global Ship Lease’s expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of its ships;

•	Global Ship Lease’s continued ability to enter into or renew long-term, fixed-rate charters;

•	the continued performance of existing long-term, fixed-rate time charters;

•	Global Ship Lease’s ability to capitalize on its management team’s and board of directors’ relationships and reputations in the containership industry to its advantage;

•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;

•	expectations about the availability of insurance on commercially reasonable terms;

•	unanticipated changes in laws and regulations including taxation;

•	potential liability from future litigation.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease’s filings with the SEC. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share data)

	Three months ended June 30,			Six months ended June 30,
	2010		2009	2010		2009

Operating Revenues
Time charter revenue		$39,611	$36,193		$78,762	$71,201

Operating Expenses
Vessel operating expenses		10,156	10,508		19,748	21,231
Depreciation		9,984	8,986		19,855	17,772
General and administrative		2,084	2,445		3,919	4,581
Other operating income		(51)	(50)		(603)	(106)

Total operating expenses		22,173	21,889		42,919	43,478

Operating Income		17,438	14,304		35,843	27,723

Non Operating Income (Expense)
Interest income		60	163		95	305
Interest expense		(6,048)	(5,554)		(11,904)	(10,208)
Realized and unrealized (loss) gain on interest rate derivatives		(16,389)	13,872		(25,663)	16,146

(Loss) Income before Income Taxes		(4,939)	22,785		(1,629)	33,966

Income taxes		(15)	(23)		(43)	(48)

Net (Loss) Income		$(4,954)	$22,762		$(1,672)	$33,918

Earnings per Share

Weighted average number of Class A common shares outstanding
Basic		46,830,467	46,380,194		46,830,467	46,380,194
Diluted		46,830,467	46,380,194		46,830,467	46,516,824

Net income in $ per Class A common share
Basic		$(0.11)	$0.42		$(0.04)	$0.63
Diluted		$(0.11)	$0.42		$(0.04)	$0.63

Weighted average number of Class B common shares outstanding
Basic and diluted		7,405,956	7,405,956		7,405,956	7,405,956

Net income in $ per Class B common share
Basic and diluted	$	nil	$0.42	$	nil	$0.63

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	June 30, 2010	December 31, 2009
Assets

Cash and cash equivalents	$31,329	$30,810
Restricted cash	3,026	3,026
Accounts receivable	6,551	7,838
Prepaid expenses	1,241	685
Other receivables	724	613
Deferred tax	388	285
Deferred financing costs	903	903

Total current assets	44,162	44,160

Vessels in operation	942,689	961,708
Vessel deposits	16,541	16,243
Other fixed assets	15	9
Deferred tax	217	161
Deferred financing costs	4,626	5,077

Total non-current assets	964,088	983,198

Total Assets	$1,008,250	$1,027,358

Liabilities and Stockholders’ Equity

Liabilities

Intangible liability – charter agreements	$2,119	$2,119
Current portion of long term debt	60,300	68,300
Accounts payable	3,010	3,502
Accrued expenses	5,795	4,589
Derivative instruments	13,784	15,971

Total current liabilities	85,008	94,481

Long term debt	492,841	519,892
Preferred shares	48,000	48,000
Intangible liability – charter agreements	23,229	24,288
Derivative instruments	32,663	13,142

Total long-term liabilities	596,733	605,322

Total Liabilities	$681,741	$699,803

Stockholders’ Equity

Class A Common stock – authorized 214,000,000 shares with a $0.01 par value; 46,830,467 shares issued and outstanding	$468	$467
Class B Common stock – authorized 20,000,000 shares with a $0.01 par value; 7,405,956 shares issued and outstanding	74	74

Additional paid in capital	350,944	350,319
Accumulated deficit	(24,977)	(23,305)

Total Stockholders’ Equity	326,509	327,555

Total Liabilities and Stockholders’ Equity	$1,008,250	$1,027,358

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009

Cash Flows from Operating Activities
Net income	$(4,954)	$22,762	$(1,672)	$33,918

Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities
Depreciation	9,984	8,986	19,855	17,772
Amortization of deferred financing costs	225	251	451	625
Change in fair value of certain derivative instruments	12,454	(16,652)	17,333	(20,961)
Amortization of intangible liability	(529)	(311)	(1,059)	(622)
Settlements of hedges which do not qualify for hedge accounting	3,935	2,781	8,330	4,815
Share based compensation	315	863	626	1,579
Decrease (increase) in other receivables and other assets	655	(506)	460	(123)
Increase (decrease) in accounts payable and other liabilities	3,643	67	870	(1,464)
Costs relating to drydocks	—	—	(164)	—
Unrealized foreign exchange loss	(41)	44	(2)	44

Net Cash Provided by Operating Activities	25,687	18,285	45,028	35,583

Cash Flows from Investing Activities
Settlements of hedges which do not qualify for hedge accounting	(3,935)	(2,781)	(8,330)	(4,815)
Cash paid for purchases of vessels, vessel prepayments and vessel deposits	(820)	(154)	(1,128)	(734)

Net Cash Used in Investing Activities	(4,755)	(2,935)	(9,458)	(5,549)

Cash Flows from Financing Activities
Repayments of debt	(30,959)	—	(35,051)	—
Issuance costs of debt	—	—	—	(3,293)
Dividend payments	—	—	—	(12,371)

Net Cash Used in Financing Activities	(30,959)	—	(35,051)	(15,664)

Net (Decrease) Increase in Cash and Cash Equivalents	(10,027)	15,350	519	14,370
Cash and Cash Equivalents at start of Period	41,356	25,383	30,810	26,363

Cash and Cash Equivalents at end of Period	$31,329	$40,733	$31,329	$40,733

Supplemental information

Non cash investing and financing activities

Total interest paid	$4,776	$4,968	$10,568	$8,733

Income tax paid	$14	$77	$14	$77

EXHIBIT II

GLOBAL SHIP LEASE, INC.

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2010

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

		June 30, 2010	December 31, 2009
	Note
Assets

Cash and cash equivalents		$31,329	$30,810
Restricted cash		3,026	3,026
Accounts receivable		6,551	7,838
Prepaid expenses		1,241	685
Other receivables		724	613
Deferred tax		388	285
Deferred financing costs		903	903

Total current assets		44,162	44,160

Vessels in operation	4	942,689	961,708
Vessel deposits		16,541	16,243
Other fixed assets		15	9
Deferred tax		217	161
Deferred financing costs		4,626	5,077

Total non-current assets		964,088	983,198

Total Assets		$1,008,250	$1,027,358

Liabilities and Stockholders’ Equity

Liabilities

Intangible liability – charter agreements		$2,119	$2,119
Current portion of long term debt	5	60,300	68,300
Accounts payable		3,010	3,502
Accrued expenses		5,795	4,589
Derivative instruments	9	13,784	15,971

Total current liabilities		85,008	94,481

Long term debt	5	492,841	519,892
Preferred shares	8	48,000	48,000
Intangible liability – charter agreements		23,229	24,288
Derivative instruments	9	32,663	13,142

Total long-term liabilities		596,733	605,322

Total Liabilities		$681,741	$699,803

Commitments and contingencies	7	—	—

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets (continued)

(Expressed in thousands of U.S. dollars)

		June 30, 2010	December 31, 2009
	Note
Stockholders’ Equity

Class A Common stock – authorized 214,000,000 shares with a $0.01 par value; 46,830,467 shares issued and outstanding	8	$468	$467
Class B Common stock – authorized 20,000,000 shares with a $0.01 par value; 7,405,956 shares issued and outstanding	8	74	74

Additional paid in capital		350,944	350,319
Accumulated deficit		(24,977)	(23,305)

Total Stockholders’ Equity		326,509	327,555

Total Liabilities and Stockholders’ Equity		$1,008,250	$1,027,358

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share data)

		Three months ended June 30,			Six months ended June 30,
		2010		2009	2010		2009
	Note
Operating Revenues
Time charter revenue			$39,611	$36,193		$78,762	$71,201

Operating Expenses
Vessel operating expenses			10,156	10,508		19,748	21,231
Depreciation	4		9,984	8,986		19,855	17,772
General and administrative			2,084	2,445		3,919	4,581
Other operating income			(51)	(50)		(603)	(106)

Total operating expenses			22,173	21,889		42,919	43,478

Operating Income			17,438	14,304		35,843	27,723

Non Operating Income (Expense)
Interest income			60	163		95	305
Interest expense			(6,048)	(5,554)		(11,904)	(10,208)
Realized and unrealized (loss) gain on interest rate derivatives	9		(16,389)	13,872		(25,663)	16,146

(Loss) Income before Income Taxes			(4,939)	22,785		(1,629)	33,966

Income taxes			(15)	(23)		(43)	(48)

Net (Loss) Income			$(4,954)	$22,762		$(1,672)	$33,918

Earnings per Share

Weighted average number of Class A common shares outstanding
Basic	11		46,830,467	46,380,194		46,830,467	46,380,194
Diluted	11		46,830,467	46,380,194		46,830,467	46,516,824

Net (loss) income in $ per Class A common share
Basic	11		$(0.11)	$0.42		$(0.04)	$0.63
Diluted	11		$(0.11)	$0.42		$(0.04)	$0.63

Weighted average number of Class B common shares outstanding
Basic and diluted	11		7,405,956	7,405,956		7,405,956	7,405,956

Net income in $ per Class B common share
Basic and diluted	11	$	nil	$0.42	$	nil	$0.63

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

		Three months ended June 30,		Six months ended June 30,
		2010	2009	2010	2009
	Note
Cash Flows from Operating Activities
Net (loss) income		$(4,954)	$22,762	$(1,672)	$33,918

Adjustments to Reconcile Net (Loss) Income to Net Cash Provided by Operating Activities
Depreciation	4	9,984	8,986	19,855	17,772
Amortization of deferred financing costs		225	251	451	625
Change in fair value of certain derivative instruments	9	12,454	(16,652)	17,333	(20,961)
Amortization of intangible liability		(529)	(311)	(1,059)	(622)
Settlements of hedges which do not qualify for hedge accounting	9	3,935	2,781	8,330	4,815
Share based compensation	10	315	863	626	1,579
Decrease (increase) in other receivables and other assets		655	(506)	460	(123)
Increase (decrease) in accounts payable and other liabilities		3,643	67	870	(1,464)
Costs relating to drydocks		—	—	(164)	—
Unrealized foreign exchange loss		(41)	44	(2)	44

Net Cash Provided by Operating Activities		25,687	18,285	45,028	35,583

Cash Flows from Investing Activities
Settlements of hedges which do not qualify for hedge accounting	9	(3,935)	(2,781)	(8,330)	(4,815)
Cash paid for purchases of vessels, vessel prepayments and vessel deposits		(820)	(154)	(1,128)	(734)

Net Cash Used in Investing Activities		(4,755)	(2,935)	(9,458)	(5,549)

Cash Flows from Financing Activities
Repayments of debt		(30,959)	—	(35,051)	—
Issuance costs of debt		—	—	—	(3,293)
Dividend payments	8	—	—	—	(12,371)

Net Cash Used in Financing Activities		(30,959)	—	(35,051)	(15,664)

Net (Decrease) Increase in Cash and Cash Equivalents		(10,027)	15,350	519	14,370
Cash and Cash Equivalents at start of Period		41,356	25,383	30,810	26,363

Cash and Cash Equivalents at end of Period		$31,329	$40,733	$31,329	$40,733

Supplemental information

Non cash investing and financing activities

Total interest paid		$4,776	$4,968	$10,568	$8,733

Income tax paid		$14	$77	$14	$77

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Stockholders’ Equity

(Expressed in thousands of U.S. dollars except share data)

	Number of Common Stock at $0.01 Par value	Common Stock	Additional Paid in Capital	Accumulated Deficit	Stockholders’ Equity

Balance at December 31, 2008	53,749,317	$537	$347,810	$(53,308)	$295,039

Class C shares converted to Class A
Class C	(12,375,000)	(124)	—	—	(124)
Class A	12,375,000	124	—	—	124

Restricted Stock Units (note 10)	—	—	2,513	—	2,513
Shares issued (note 8)	336,833	4	(4)	—	—
Net income for the period	—	—	—	42,374	42,374
Dividends declared (note 8)	—	—	—	(12,371)	(12,371)

Balance at December 31, 2009	54,086,150	$541	$350,319	$(23,305)	$327,555

Restricted Stock Units (note 10)	—	—	626	—	626
Shares issued (note 8)	150,273	1	(1)	—	—
Net loss for the period	—	—	—	(1,672)	(1,672)

Balance at June 30, 2010	54,236,423	$542	$350,944	$(24,977)	$326,509

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements

(Expressed in thousands of U.S. dollars)

1.	General

On August 14, 2008, Global Ship Lease, Inc. (the “Company” or “GSL”) merged indirectly with Marathon Acquisition Corp. (“Marathon”), a company then listed on The American Stock Exchange. Following the merger, the Company became listed on the New York Stock Exchange on August 15, 2008.

2.	Nature of Operations and Basis of Preparation

(a) Nature of Operations

The Company has a business of owning and chartering out containerships under long term time charters. All vessels in operation are time chartered to CMA CGM for remaining terms as at June 30, 2010 ranging from 2.50 to 15.50 years. The Company has also entered into an agreement with German interests to purchase in the fourth quarter of 2010 two newbuildings for approximately $77,000 per vessel. The Company has an agreement to charter out these vessels to ZIM Integrated Shipping Services Limited (“ZIM”) for a period of seven years that could be extended to eight years at ZIM’s option.

The following table provides information about the 17 vessels chartered to CMA CGM and which are reflected in these interim unaudited consolidated financial statements:

Vessel Name	Capacity in TEUs (1)	Year Built	Purchase Date by GSL(2)	Charter Remaining Duration (years)	Daily Charter Rate
Ville d’Orion	4,113	1997	December 2007	2.50	$28.500
Ville d’Aquarius	4,113	1996	December 2007	2.50	$28.500
CMA CGM Matisse	2,262	1999	December 2007	6.50	$18.465
CMA CGM Utrillo	2,262	1999	December 2007	6.50	$18.465
Delmas Keta	2,207	2003	December 2007	7.50	$18.465
Julie Delmas	2,207	2002	December 2007	7.50	$18.465
Kumasi	2,207	2002	December 2007	7.50	$18.465
Marie Delmas	2,207	2002	December 2007	7.50	$18.465
CMA CGM La Tour	2,272	2001	December 2007	6.50	$18.465
CMA CGM Manet	2,272	2001	December 2007	6.50	$18.465
CMA CGM Alcazar	5,100	2007	January 2008	10.50	$33.750
CMA CGM Château d’lf	5,100	2007	January 2008	10.50	$33.750
CMA CGM Thalassa	10,960	2008	December 2008	15.50	$47.200
CMA CGM Jamaica	4,298	2006	December 2008	12.50	$25.350
CMA CGM Sambhar	4,045	2006	December 2008	12.50	$25.350
CMA CGM America	4,045	2006	December 2008	12.50	$25.350
CMA CGM Berlioz	6,627	2001	August 2009	11.25	$34.000

(1)	Twenty-foot Equivalent Units.
(2)	The table shows purchase dates of vessels related to the Company’s time charter business.

The following table provides information about the contracted fleet not reflected in these interim unaudited consolidated financial statements, other than deposits paid:

Vessel Name	Capacity in TEUs (1)	Year Built	Estimated Delivery Date to GSL	Charterer	Charter Duration (years)		Daily Charter Rate
Hull 789 (2)	4,250	2010	December 2010	ZIM	7-8	(3)	$28.000
Hull 790 (2)	4,250	2010	December 2010	ZIM	7-8	(3)	$28.000

(1)	Twenty-foot Equivalent Units.
(2)	Contracted to be purchased from German interests (note 7).
(3)	Seven years charter that could be extended to eight years at Charterer’s option.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements

(Expressed in thousands of U.S. dollars)

2.	Nature of Operations and Basis of Preparation (continued)

(b) Basis of Preparation

CMA CGM, the Company’s sole source of operating revenue, announced in September 2009 that it and its lenders were exploring a potential financial restructuring to address its short and medium term financing requirements and that it was seeking to reduce and in some cases cancel certain ship deliveries. The Company is not involved in these discussions. The Company has experienced increased delays in receiving charterhire from CMA CGM, where between one and three instalments have been outstanding. Under the charter contracts charterhire is due to be paid every 15 days in advance on the 1st and 16th of each month.

As at June 30, 2010, one period of charterhire, due on June 16, 2010, was outstanding amounting to $6.4 million. This was received in July 2010. As at close of business on August 10, 2010, the latest practicable date prior to the issuance of these interim unaudited consolidated financial statements, charterhire due on August 1, 2010 totalling approximately $6.4 million was outstanding.

The Company’s interim unaudited consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. These interim unaudited consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, nor to the amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

If CMA CGM is unable to accomplish a financial restructuring and ceases doing business or otherwise fails to perform its obligations under the Company’s charters, Global Ship Lease’s business, financial position and results of operations would be materially adversely affected as it is probable that, should the Company be able to find replacement charters, these would be at significantly lower daily rates and for shorter durations than currently in place. In this situation there would be significant uncertainty about the Company’s ability to continue as a going concern.

3.	Accounting Policies and Disclosure

The accompanying financial information is unaudited and reflects all adjustments, consisting solely of normal recurring adjustments, which, in the opinion of management, are necessary for a fair statement of financial position and results of operations for the interim periods presented. The results of operations for the period ended June 30, 2010 are not necessarily indicative of the results for the year ending December 31, 2010. The financial information does not include all disclosures required under United States Generally Accepted Accounting Principles (“US GAAP”) for annual financial statements. These interim unaudited consolidated financial statements should be read in conjunction with the Company’s financial statements as of December 31, 2009 filed with the Securities and Exchange Commission on May 18, 2010 in the Company’s Annual Report on Form 20-F.

Recently issued accounting standards

In February 2010, the Financial Accounting Standards Board (“FASB”) issued an additional accounting pronouncement that amended certain requirements for subsequent events (FASB ASC Topic 855), which requires an SEC filer to evaluate subsequent events through the date the financial statements are available to be issued and removes the previous requirement to disclose the date through which subsequent events have been evaluated. The amendments were effective on issuance of the final pronouncement. The adoption of this pronouncement had no effect on the interim unaudited consolidated financial statements of the Company.

Management do not believe that any recently issued, but not yet effective accounting pronouncements, if currently adopted, would have a material impact on the interim unaudited consolidated financial statements of the Company.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

4.	Vessels in Operation, less Accumulated Depreciation

	June 30, 2010	December 31, 2009

Cost	$1,008,330	$1,007,500
Accumulated Depreciation	(65,641)	(45,792)

Net Book Value	$942,689	$961,708

5.	Long-Term Debt

In December 2007 the Company entered into an $800,000 senior secured credit facility with ABN Amro Bank (formerly Fortis Bank), Citibank, HSH Nordbank, Sumitomo Mitsui Banking Corporation, KFW and DnB Nor Bank. Subsequently, Bank of Scotland joined the syndicate.

On February 10, 2009 the Company announced it had amended the terms of the original agreement in response to significant decreases in market values of containerships and the consequent implications on the loan to value covenant in the credit facility. The amended agreement increased temporarily the permitted maximum loan to value to 100% (previously 75%) applicable for test dates up to and including April 30, 2010. Loan to value is the ratio of the balance outstanding on the credit facility to the aggregate charter free market value of the secured vessels, determined in April and November each year. The margin applicable on interest payable under the credit facility varied from 1.25% to 2.75% over Libor depending on the loan to value. The Company also paid a commitment fee of 0.50% per annum based on the undrawn portion of the credit facility (0.25% per annum up to February 10, 2009). During this period, the Company had no restrictions on its ability to distribute dividends unless the loan to value exceeded 90%, at which point the Company would have been required to place 50% of its quarterly cash available for distribution in a pledged account. The pledged account would be released back to the Company if loan to value fell back below 90% during a subsequent valuation period. If the loan to value ratio exceeded 100%, the Company may have been required to prepay the loan or provide additional security to reduce the loan to value to below 100%. The credit facility amount of $800,000 was to be reduced by 19 equal quarterly instalments, based on the market value weighted average age of the secured vessels compared to 18 years, commencing in December 2011. The final maturity date of the credit facility continued to be August 14, 2016 at which point any remaining outstanding balance had to be repaid.

On April 29, 2009, the Company agreed with the lenders that no loan to value tests would be performed pending agreement of a further amendment to the credit facility in response to further deterioration in market values of containerships. The margin applicable during this waiver period was 2.75% and the Company agreed that no dividends would be declared or paid on common shares during this time. The waiver period was extended on June 25, 2009 and again on July 30, 2009 through until August 31, 2009.

On August 20, 2009, the Company further amended the terms of the credit facility. Under the revised terms of the credit facility, the loan to value covenant has been waived up to and including November 30, 2010 with the next loan to value test scheduled for April 30, 2011. Further, the amendment enabled the Company to borrow $57,000 under the credit facility including a $15,000 newly created Over Advance Portion (“OAP Loan”) to allow the purchase of the CMA CGM Berlioz on August 26, 2009. The balance of the $82,000 vessel purchase price was funded by cash. Amounts borrowed under the amended credit facility bear interest at Libor plus a fixed margin of 3.50% up to November 30, 2010. Thereafter, the margin will be between 2.50% and 3.50% depending on the loan to value, to be determined at the end of April and November each year.

Under the amendment, all undrawn commitments of $200,900 were cancelled after the delivery of the CMA CGM Berlioz. No further commitment fees are payable subsequent to the cancellation of the undrawn commitments. The commitment fee in the three months and six months ended June 30, 2010 amounted to $nil (2009: $325) and $nil (2009: $578) respectively. The Company may not declare or pay dividends to common shareholders during the period up to November 30, 2010 or thereafter until the loan to value is at or below 75%.

The OAP loan was fully repaid in two instalments in November 2009 and February 2010.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

5.	Long-Term Debt (continued)

Commencing June 30, 2010 the balance of borrowings under the credit facility is to be repaid quarterly in an amount equal to free cash in excess of $20,000 determined as at the previous month end subject to a minimum of $40,000 repayment a year on a rolling 12 month trailing basis. A repayment of $30,959 of the credit facility was made on this basis on June 30, 2010. Once loan to value is at or below 75%, repayment of borrowings will become fixed at $10,000 per quarter. The final maturity date of the credit facility remains August 14, 2016 at which point any remaining outstanding balance must be repaid.

As part of the August 20, 2009 amendment, CMA CGM has agreed to defer redemption of the $48,000 preferred shares it holds until after the final maturity of the credit facility in August 2016, subject to any earlier redemption from proceeds from the exercise of warrants (see note 8), and also to retain its current holding of approximately 24.4 million common shares in the Company until at least November 30, 2010.

The credit facility is secured by, inter alia, first priority mortgages on each of the vessels in the security package, a pledge of shares of the vessel owning subsidiaries as well as assignments of earnings and insurances. The financial covenants in the credit facility are: a) a minimum cash balance of the lower of $15,000 or six months net interest expense; b) net debt to total capitalization ratio not to exceed 75%; c) EBITDA to debt service, on a trailing four-quarter basis, to be no less than 1.10 to 1; and d) a minimum net worth of $200,000 (with all terms as defined in the credit facility).

As the borrowing capacity was reduced by the amendment dated February 10, 2009 a portion of the unamortized deferred financing costs at the date of the amendment was written off in proportion to the decrease in the borrowing capacity. This amounted to $176. The remaining unamortized deferred financing costs existing at the date of the amendment together with the additional $3,293 fees and related costs for the February 10, 2009 amendment are deferred and amortized over the remaining term of the credit agreement.

The borrowing capacity was further reduced by the amendment dated August 20, 2009. An additional amount of $2,015 was written off in proportion to the further decrease in borrowing capacity. The remaining unamortized deferred financing costs at the date of this amendment and the $2,138 paid in fees and related costs paid for the August 20, 2009 amendment are deferred and amortized over the remaining term of the credit agreement.

Long-term debt is summarized as follows:

	June 30, 2010	December 31, 2009

Credit facility, at Libor USD + 2.5% to 3.5%	$553,141	$588,192
Less current instalments of long-term debt	(60,300)	(68,300)

	$492,841	$519,892

Repayments become fixed at $10,000 per quarter once loan to value is at or below 75% which, for the purposes of the following table, is assumed to be April 30, 2011, the next scheduled test date. Based on management’s reasonable estimates of excess cashflow, as at June 30, 2010 the estimated repayments in each of the relevant periods are as follows:

Year ending June 30,

2011	$60,300
2012	40,000
2013	40,000
2014	40,000
2015	40,000
Thereafter	332,841

$553,141

The amount of excess cash generated may vary significantly from management’s estimates and consequently the repayment profile of outstanding debt may be significantly different from that presented. Further, loan to value may not be at or below 75% as at April 30, 2011 in which case, assuming a continuation of the current waiver, prepayments will continue to be based on free cash in excess of $20,000 at the measurement dates.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

6.	Related Party Transactions

CMA CGM is presented as a related party as it was, until the merger, the parent company of Global Ship Lease, Inc. and at June 30, 2010 is a significant shareholder of the Company, owning Class A and Class B common shares representing a 45% voting interest in the Company.

Amounts due to and from CMA CGM companies are summarized as follows:

	June 30, 2010	December 31, 2009

Current account (below)	$3,175	$3,764

Amounts due to CMA CGM companies presented within liabilities	$3,175	$3,764

Current account (below)	$6,551	$7,838

Amounts due from CMA CGM companies presented within assets	$6,551	$7,838

CMA CGM charters all of the Company’s vessels in operation and one of its subsidiaries provides the Company with ship management services. The current account balances at June 30, 2010 and December 31, 2009 relate to amounts payable to or recoverable from CMA CGM group companies.

CMA CGM holds all of the Series A preferred shares of the Company. During the three months to June 30, 2010, the Company paid CMA CGM dividends of $286 (2009: $371). During the six months to June 30, 2010, the Company paid CMA CGM dividends of $557 (2009: $1,662 of which $848 related to the year ended December 31, 2008).

Time Charter Agreements

All of the Company’s vessels in operation are time chartered to CMA CGM. Under each of the time charters, hire is payable in advance and the daily rate is fixed for the duration of the charter. The charters are for remaining periods as at June 30, 2010 of between 2.50 and 15.50 years. Of the $1,582,069 maximum future charter hire receivable for the total fleet set out in note 7 (including for two vessels scheduled to be purchased in fourth quarter 2010 and to be chartered to ZIM, a company not related to CMA CGM), $1,438,877 relates to the 17 ships currently chartered to CMA CGM.

Ship Management Agreements

The Company outsources day to day technical management of its 17 vessels in operation to a ship manager, CMA Ships Ltd, a wholly owned subsidiary of CMA CGM. The Company pays CMA Ships Ltd an annual management fee of $114 per vessel and reimburses costs incurred on its behalf, mainly being for the provision of crew, lubricating oils and routine maintenance. Such reimbursement is subject to a cap of between $5.4 and $8.8 per day per vessel depending on the vessel. The impact of the cap is determined quarterly and for the fleet as a whole. Ship management fees expensed for the three months and six months ended June 30, 2010 amounted to $484 (2009: $456) and $969 (2009: $912) respectively.

Except for transactions with CMA CGM, the Company did not enter into any related party transactions.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

7.	Commitments and Contingencies

Contracted Vessel Purchases

As reported in note 2, the Company has agreed to purchase two vessels from German interests in the fourth quarter of 2010 for approximately $77,400 each. The purchase contracts are non-cancellable. A deposit of 10% has been paid on these two vessels. The remaining purchase obligation of approximately $139,300 is unfunded and is due on delivery of the vessels, which is anticipated to be in December 2010. The vessels are to be chartered to Zim Integrated Shipping Services Limited for seven to eight years. Global Ship Lease has no capacity to borrow any further amounts under its credit facility to fund the remainder of the purchase price, and therefore, must secure other sources of financing to meet its obligations to the sellers under the contracts. The Company continues to discuss opportunities for raising sufficient capital to meet its obligations with a number of different providers of finance, but can give no assurances as to the likely success of these discussions.

The purchase contracts contain a clause to limit liability in the event of buyer default to the forfeiture of the previously paid deposit. However, this intended limitation on liability may not be effective. Unless Global Ship Lease can secure additional financing or an amendment to the purchase contracts, Global Ship Lease may be exposed to legal action by the sellers for damages which may exceed the deposit already paid. In addition, Global Ship Lease may suffer impairment loss on any part of the deposit which has been paid and which might not be recoverable.

Charter Hire Receivable

The Company has entered into long term time charters for its vessels owned at June 30, 2010. The charter hire (including that relating to vessels due for delivery in 2010), is fixed for the duration of the charter. The charters were originally for periods of between five and 17 years and the maximum future annual charter hire receivable for the fleet of 17 vessels as at June 30, 2010 and for the total contracted fleet of 19 vessels, taking account of actual or anticipated delivery dates and before allowance for any off-hire periods, is as follows:

Year ending June 30,	Fleet operated as at June 30, 2010	Total fleet to be operated

2011	$156,757	$168,125
2012	157,186	177,682
2013	145,756	166,196
2014	135,952	156,392
2015	135,952	156,392
Thereafter	707,274	757,282

	$1,438,877	$1,582,069

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

8.	Share Capital

At June 30, 2010 the Company had two classes of common shares. The rights of holders of Class B common shares are identical to those of holders of Class A common shares, except that the dividend rights of holders of Class B common shares are subordinated to those of holders of Class A common shares until at least the third quarter of 2011. Class B common shares will convert to Class A common shares on a one-for-one basis after the expiration of the subordination period and provided certain financial conditions are met. Until January 1, 2009 the Company had three classes of common shares but on that date the 12,375,000 Class C common shares were converted into Class A common shares on a one-for-one basis.

The restricted stock units granted to the Directors in November 2008 as part of their compensation for service during 2008 vested on January 1, 2009, and subsequently 36,833 shares were issued to the Directors. The restricted stock units granted to the Directors in May 2009 as part of their compensation for service during 2009 vested on January 1, 2010, and subsequently 150,273 shares were issued to the Directors. A proportion of the restricted stock units granted to management in August and November 2008 as part of their compensation arrangements vested in September and October 2009, and 300,000 Class A common shares were issued to management in this period.

The Series A preferred shares rank senior to the common shares and are mandatorily redeemable in 12 quarterly instalments commencing on August 31, 2016 and are required to be redeemed earlier using the proceeds of any exercise of Public Warrants. The preferred shares are redeemed each time that proceeds from the exercise of warrants reach $5,000. As at June 30, 2010 total proceeds received from the exercise of warrants, classified in the balance sheet as restricted cash, were $3,026 and therefore none of the preferred shares have been redeemed. Series A preferred shares are classified as a liability. The dividend that preferred shares holders are entitled to be paid is presented as part of interest expense.

In addition to the outstanding Class A and B common shares and the Series A Preferred shares, there are 39,531,348 Public Warrants which have are due to expire on August 24, 2010 and give the holder the right to purchase one Class A common share at a price of $6. There are 5,500,000 Sponsor Warrants which have similar terms to the Public Warrants except that the exercise must be on a cashless basis. Further, there are 6,188,088 Class A Warrants which expire on September 1, 2013 and give the holders the right to purchase one Class A common share at a price of $9.25.

On February 10, 2009, the Company announced a fourth quarter 2008 dividend of $0.23 per Class A common share, unit and Class B share which was paid on March 5, 2009 to Class A common shareholders and unit holders and Class B shareholders of record as of February 20, 2009.

9.	Interest Rate Derivatives and Fair Value Measurements

The Company is exposed to the impact of interest rate changes on its variable rate debt. Accordingly, the Company enters into interest rate swap agreements to manage the exposure to interest rate variability. As of June 30, 2010 a total of $580,000 of debt has been swapped into fixed rate debt at a weighted average rate of 3.60%. None of the Company’s interest rate agreements qualify for hedge accounting, therefore, the net changes in the fair value of the interest rate derivative assets and liabilities at each reporting period are reflected in the current period operations as unrealized gains and losses on derivatives. Cash flows related to interest rate derivatives (initial payments of derivatives and periodic cash settlements) are included within cash flows from investing activities in the consolidated statement of cash flows.

Realized gains or losses from interest rate derivatives are recognized in the statement of income concurrent with cash settlements. In addition, the interest rate derivatives are “marked to market” each reporting period to determine the fair values which generate unrealized gains or losses. The unrealized loss on interest rate derivatives for the three months ended June 30, 2010 was $12,454 (2009: $16,652 gain). The unrealized loss on interest rate derivatives for the six months ended June 30, 2010 was $17,333 (2009: $20,961 gain)

Derivative instruments held by the Company are categorized as level 2 under ASC Topic 820 “Fair Value Measurement and Disclosures” hierarchy. As at June 30, 2010, these derivatives represented a liability of $46,447 (December 31, 2009: $29,113).

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

10.	Share-Based Compensation

Share based awards are summarized as follows:

	Restricted Stock Units
	Number of Units		Weighted Average Fair Value
	Management	Directors

Un-vested as at January 1, 2009	860,000	37,671	$6.77
Vested in January 2009	—	(37,671)	(2.80)
Granted on May 18, 2009	—	150,273	1.83
Vested in September 2009	(195,000)	—	(6.76)
Vested in October 2009	(105,000)	—	(6.76)

Un-Vested as at December 31, 2009	560,000	150,273	$5.94
Vested in January 2010	—	(150,273)	(1.83)
Granted in March 2010	—	58,511	1.88

Un-Vested as at June 30, 2010	560,000	58,511	$6.56

Using the graded vesting method of expensing the restricted stock unit grants, the calculated weighted average fair value of the shares is recognized as compensation costs in the consolidated statement of income over the vesting period. During the three months and six months ended June 30, 2010 the Company recognized a total of $315 (2009: $863) and $626 (2009: $1,579) share based compensation costs respectively. As at June 30, 2010, there was a total of $609 unrecognized compensation costs relating to the above share based awards (December 31, 2009: $1,126). The remaining costs are expected to be recognized over a period of 14 months.

150,273 restricted stock units were granted in May 2009 for Directors’ compensation for 2009 under the Company’s 2008 Equity Incentive Plan. These awards vested in January 2010. The awards that vested in 2009 related to Directors’ compensation for 2008, and a portion of awards made to management in 2008.

58,511 restricted stock units were granted in March 2010 for Directors’ compensation for 2010 under the Company’s 2008 Equity Incentive Plan. These awards will vest in January 2011.

11.	Earnings per Share

Basic earnings per common share presented under the two-class method is computed by dividing the earnings applicable to common stockholders by the weighted average number of common shares outstanding for the period.

Under the two class method applied by the Company, net income is first reduced by the amount of dividends declared for the current period, if any, and the remaining earnings are allocated to common shares and participating securities to the extent that each security can share the earnings assuming all earnings for the period are distributed. For the three and six months ended June 30, 2010, no dividend was declared on 2010 net income (2009: nil). Dividends paid in the six months ended June 30, 2009 related to 2008 net income. Until at least the third quarter 2011, Class B dividend rights are subordinated to those of holders of Class A common shares. Net income for the period was allocated based on the contractual rights of each class of security and there was insufficient net income to allow any dividend on the Class B common shares and accordingly no earnings were allocated to Class B common shares.

Losses are only allocated to participating securities in a period of net loss if, based on the contractual terms, the relevant common shareholders have an obligation to participate in such losses. No such obligation exists for Class B common shareholders and, accordingly, any losses would be allocated to the Class A common shareholders.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except per share amounts)

11.	Earnings per Share (continued)

At June 30, 2010, there were 51,219,436 warrants to purchase Class A common shares outstanding, including 39,531,348 Public Warrants exercisable at $6 which are due to expire on August 24, 2010, 5,500,000 Sponsor Warrants (which must be exercised on a cashless basis), at an exercise price of $6 which are also due to expire on August 24, 2010 and 6,188,088 Class A Warrants exercisable at $9.25 which are due to expire on September 1, 2013. In addition, there were 618,511 restricted stock units authorized as part of management’s equity incentive plan and as part of the Directors’ compensation for 2009. As of June 30, 2010 only Class A and B common shares are participating securities.

For the three months and six months ended June 30, 2010 and the three months ended June 30, 2009, the diluted weighted average number of Class A common shares outstanding is the same as the basic weighted average number of shares outstanding. The diluted weighted average number of shares excludes the outstanding restricted stock units and the outstanding warrants as these would have an antidilutive effect. For the six months ended June 30, 2009, the diluted weighted average number of shares includes the incremental effect of outstanding stock based incentive awards but excludes the effect of outstanding warrants as these were antidilutive.

(In thousands, except share data)	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
Class A common shares
Weighted average number of common shares outstanding (B)	46,830,467	46,380,194	46,830,467	46,380,194
Dilutive effect of share-based awards	—	—	—	136,630

Common shares and common share equivalents (F)	46,830,467	46,380,194	46,830,467	46,516,824

Class B common shares
Weighted average number of common shares outstanding (D)	7,405,956	7,405,956	7,405,956	7,405,956
Dilutive effect of share-based awards	—	—	—	—

Common shares (H)	7,405,956	7,405,956	7,405,956	7,405,956

Basic Earnings per Share
Net (loss) income available to shareholders	(4,954)	22,762	(1,672)	33,918

Available to:
- Class A shareholders for period	(4,954)	10,667	(1,672)	21,335
- Class A shareholders for arrears	—	—	—	—
- Class B shareholders for period	—	1,703	—	3,407
- allocate pro-rata between Class A and B	—	10,392	—	9,176

Net (loss) income available for Class A (A)	(4,954)	19,628	(1,672)	29,248
Net income available for Class B (C)	—	3,134	—	4,670

Basic Earnings per share:
Class A (A/B)	$(0.11)	$0.42	$(0.04)	$0.63
Class B (C/D)	—	$0.42	—	$0.63

Diluted Earnings per Share
Net (loss) income available to shareholders	(4,954)	22,762	(1,672)	33,918

Available to:
- Class A shareholders for period	(4,954)	10,667	(1,672)	21,398
- Class A shareholders for arrears	—	—	—	—
- Class B shareholders for period	—	1,703	—	3,407
- allocate pro rata between Class A and B	—	10,392	—	9,113

Net (loss) income available for Class A (E)	(4,954)	19,628	(1,672)	29,259
Net income available for Class B (G)	—	3,134	—	4,659

Diluted Earnings per share:
Class A (E/F)	$(0.11)	$0.42	$(0.04)	$0.63
Class B (G/H)	—	$0.42	—	$0.63

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except per share amounts)

12.	Subsequent Events

There are no subsequent events other than those disclosed elsewhere in these financial statements.